

October 7, 2010

Thomas E. Skains
Chairman, Chief Executive Officer, President
Piedmont Natural Gas Company, Inc.
4720 Piedmont Row Drive
Charlotte, North Carolina 28210

      Re: **Piedmont Natural Gas Company, Inc.**
              Form 10-K for the Fiscal Year Ended October 31, 2009
              Filed December 23, 2009
              Preliminary Proxy Statement on Schedule 14A
              Filed January 11, 2010
              File No. 001-06196

Dear Mr. Skains:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      H. Christopher Owings
                      Assistant Director